OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

GlobaLiquids Inc. DBA eLYQD.com

437 Bloomfield Drive
Bolingbrook, IL 60440

www.elyqd.com

10000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000 shares of common stock ($107,000)

Maximum subject to adjustment for bonus shares. See **10% Bonus below*

Minimum 10,000 shares of common stock ($10,000)

Company	GlobaLiquids Inc. DBA eLYQD.com
Corporate Address	437 Bloomfield Drive Bolingbrook IL 60440 USA
Description of Business	Online E-Commerce Market Platform
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1
Minimum Investment Amount (per investor)	$100

The 10% Bonus for StartEngine Shareholders

GlobaLiquids Inc. DBA eLYQD.com will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of the offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned subscription agreement.

Perks

(*Online discounts are a one-time offer and are valid thru December 2018*)

Invest $500 and you will receive 5% online discount of up to $2,000 in future eliquid orders.

Invest $1,000 and you will receive 10% online discount of up to $2,000 in future eliquid orders.

Invest $2,500 and you will receive 15% online discount of up to $2,000 in future eliquid orders.

Invest $5,000 and you will receive 20% online discount of up to $2,000 in future eliquid orders.

Invest $10,000 and you will receive 25% online discount of up to $2,000 in future eliquid orders.

**All perks occur after the offering is completed.*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

eLYQD is an online marketplace at the forefront of a fast growing sector of e-commerce: Direct to Consumer in the e-liquid industry. Through our innovative platform, you can buy directly from the e-liquid manufacturers at significantly lower prices than retail. We've brought down the barriers and eliminated a large amount of risk. We are committed to providing a fast, easy, and safe buying experience to consumers worldwide.

Sales, Supply Chain, & Customer Base

The e-liquid manufacturers will showcase their products on eLYQD.com, to sell directly to the end consumers, eliminating barriers created by wholesalers and retailers, making the product price competitive and affordable.

Competition

Currently, we are not aware of any other companies doing D2C in the e-liquid industry at a global scale.

Liabilities and Litigation

None.

The team

Officers and directors

Tabyna Khan	Co-Founder, President, Director, CEO

Tabyna Khan
After being introduced to vaping during her second year of college, Tabyna found herself and her friends having trouble finding the brands they knew and loved at their local vape shop. Having to deal with out of stock products and unnecessary markups, she quickly realized that the system was not in favor of her or the manufacturers. Tabyna didn't see this as a minor inconvenience but an opportunity to better help the stars of the show, the manufacturers. This led to the inception of Globaliquids with the help of her co-founder, Adnan Khan. It is her vision that Globaliquids will not only help millions of manufacturers take back control of the vaping industry but allow manufacturers to utilize eLYQD as the perfect platform to create better relationships directly with their customer bases. Tabyna has served as CEO at Globaliquids since 2016. Prior to joining Globaliquids, she held positions at CDW, Flexara and Seko Logistics.

Number of Employees: 5

Related party transactions

Founder Tabyna A. Khan provided a Loan Advance to the Company on April 3, 2017, in the amount of $ 13,712 at zero percent interest until such time Company could reimburse Miss Tabyna Khan.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **GlobaLiquids Inc. has no registered patents, trademark, copyrights or other intellectual property.** There are several potential competitors who are better capitalized than we are, which gives them an opportunity to take the majority of the market.
- **More Funds to Grow** Even if we raise the maximum amount of capital sought in this offering, we may need to raise more funds to grow our operations and obtain a positive return for our investors. We estimate that we will require at least $2 million over the following 3 years to grow aggressively in the United Stated and internationally. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **Guarantee of Success** Our ability to reach our goals is dependent on our ability to raise money to fund aggressive growth. Our ability to meet our goals is

dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital financing from third parties. No assurance can be given that we will be successful in these efforts.

- **Valuation Cap** Any valuation at this stage is not based on facts or any valuation methodology. No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for the security issued in this offering. Don't think you can make that call? Then we suggest you don't invest.
- **Our Success is Dependent** Our success is dependent upon the willingness of our suppliers and customers. Although we will try to make things work by applying efficient techniques and management skills to maximize the number of sales but the relationship between suppliers and customers might cause problems and reduction in sales volume.
- **Economic Factors** An economic downturn in our key markets may adversely affect consumer discretionary spending and demand for our products. Factors affecting the level of consumer spending include general economic conditions, consumer confidence in future economic conditions, the availability of consumer credit, levels of unemployment, and tax rates, among others. Poor economic conditions may lead consumers to delay or reduce purchase of our products, which could have a material adverse effect on our financial condition.
- **Sale of Offering up to Maximum Amount** There is no assurance the maximum amount of this offering will be sold. The Offering will be undertaken through the services of a registered third party that will act as the Company's online portal and there can be no assurance that all of the shares offered hereby will be sold. Failure to sell all of the shares offered may result in the Company having less capital than the Company considers ideal, which could adversely affect the ability of the Company to take advantage of business opportunities. The offer and sale of the shares pursuant to the offering have not been and will not be registered under the Securities Act or any state securities act by reason of specific exemption from registration under such acts. Thus, prospective investors cannot rely upon any regulatory agency having reviewed the terms of the offering, including the nature and amount of compensation, disclosure of risk and the fairness of the terms of the offering. Accordingly, prospective investors must judge the adequacy of disclosure and fairness of the terms of the offering on their own, and without the benefit of prior review by any regulatory agency.
- **Expectation of Future Losses; Early Stage Corporation** The Company currently is not profitable. The Company anticipates that it will lose money in the foreseeable future, and the Company may not be able to achieve profitable operations. In order to achieve profitable operations, the Company needs to complete development of its initial product and achieve significant sales revenues in order to establish its customer base. The Company cannot be certain that our business will be successful or that it will generate significant revenues and become profitable.
- **No Experience or History of Operations or Earnings** The Company is wholly dependent on its ability to develop, market and sell its product for future

earnings. The continued development of the Company's products involves significant risks, which a combination of experience, knowledge, and careful evaluation may not be able to overcome. There can be no assurance that unanticipated problems will not occur which would result in material delays in the Company's continued product development or that its efforts will result in successful product commercialization. An investment in the Company is highly speculative, and no assurance can be given that the shareholders will realize any return on their investment or that they will not lose their entire investment.

- **Protection of Proprietary Technology** The Company believes that our success will depend upon our ability to protect any proprietary technology that we develop. Other companies may develop similar or superior technologies and systems that may not be covered by the Company's intellectual property rights, attempt to duplicate the Company's technology, or design around the Company's technologies. The Company can make no assurances that it would have the financial resources to bring suits against third parties who may infringe on the Company's intellectual property rights.
- **Management Discretion as to Use of Proceeds** The Company's success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of theOffering. See "Use of Proceeds" for additional information.
- **Loss of Investment** Anyone purchasing the Shares should be able to withstand the loss of his, her, or its entire investment and should understand that such a possibility exists.
- **Availability of Information** The Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Therefore, Investors may not have access to information to which they would have access if the investment were made in a publicly-held company whose offering was issued under the Securities Act and the reporting regulations provided by the Exchange Act.
- **Our business projections are only estimates** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product through our website platform, people think its a better option than the competition and we have priced the services at a level that allows the company to make a profit and still attract business.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Tabyna A Khan, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 200,000

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

OWNERSHIP

- Tabyna A. Khan, 200,000 shares of Common Stock

Classes of securities

- Common Stock: 2,000,000 authorized

Voting Rights. The holders of shares of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights. Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Appraisal Rights. Appraisal rights (also referred to as dissenters' rights in some jurisdictions) are a statutory remedy available to shareholders who object to or abstain from voting for, certain extraordinary actions taken by the corporation (such as mergers). This remedy typically allows shareholders who abstain or vote against an extraordinary corporate action to require the corporation to
repurchase their stock at a price equivalent to its fair market value immediately before such action.

Other Rights; Absence of Assessments. Holders of Voting Common Stock have no preferential, preemptive, conversion, or exchange rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

Modification of Rights, Preferences, and Limitations. The Company may modify the rights, preferences, or limitations of the Voting Common Stock by enacting an amendment to the Articles. Any such amendment would require the approval by the Board, a majority of the outstanding shares of Common Stock, and a majority of the outstanding shares of the Voting Common Stock voting as a
separate voting group. Similar voting requirements exist for amendments to the Articles to make certain other changes to the Company's capitalization affecting the Voting Common Stock, including changing the number of authorized shares of Voting Common Stock or effecting a reclassification, stock split, or reverse stock split of the issued and outstanding shares of Voting Common Stock.

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-11-20.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the development of the website, which we do not anticipate occurring until December 31, 2017. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Our primary expenses will be in marketing across all sectors (social media, vape magazines, expo's, online advertisements etc.), research and development, website maintenance and building team members to handle the influx of work anticipated.

Currently, we have incurred $ 4,500 on research and development, $2,250 on hosting, payment gateway, SSL and cloud servers, and $ 4,225 on the administration of all the operations.

Financial Milestones

Revenue

The company is investing for the continued growth of Globaliquids, as is generating sizeable net income losses as a result. We currently have no sales, as we have not yet launched our website (www.elyqd.com). Once we do, we intend to charge a 20% fee for all the sales made by eLiquid suppliers/manufacturers.

We have met the suppliers/manufacturers who are willing to put their products on our website and then the market research carried out by us shows that with an effective marketing and advertising strategy we will attract approximately 200,000 customers (the volume is inclusive of repetitive customers), with an average purchase of $50 by each customer, which will enable us to capture 1% share of sales from the annual eLiquid market share of $1Billion in 2018. That 1% share will be equal to $10M approximately and since we will charge 20% on every transaction, therefore, our revenue will be $2M ($10M x 20%). After achieving this target our aim will be to capture the 2.5% of annual eLiquid market share in 2019 and 3.5% in 2020 which will increase our revenue to $5M and $7M million respectively.

Cost of sales

Cost of sales is expected to be approximately $808,700 in the fiscal year 2018 to achieve the $2M revenue milestone.

Gross Margin

We expect gross profit in 2018 to be approximately $1,191,300 which is 59.57% of the total revenue.

Expenses

We expect 2018 expenses to be approximately $872,220 and it includes estimated cost of $645,000 to run the marketing and free shipping program within the United States Campaigns. The balance amount of $227,220 will be utilized to pay wages, rent, and utilities.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. With the net proceeds from this offering, the Company intends to use the proceeds to increase its marketing efforts.

If we receive the maximum amount from the funding we anticipate that it will allow us to operate for at least 12 months without any revenue generation and we may need more funding in future to expand our business globally since our ultimate focus is to capture the global market.

In case if we receive minimum offering amount from this crowdfunding then we anticipate that it will allow us to operate for a couple of months without any revenue generation and we may decide to keep pursuing our marketing efforts to start the operations with relatively lower revenue goals.

We may avail bank loans, a line of credit or other financing sources such as shareholders contributions, other capital-raising plans, etc.

Indebtedness

The Company has not had any material terms of indebtedness except for disclosed under "Related Party Transactions" i.e. interest-free loan $13,712 has been obtained from President of Globaliquid Inc, payable when the management deems fit.

Recent offerings of securities

None

Valuation

$200,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Marketing	$9,400	$100,580
Total Use of Net Proceeds	$9,400	$100,580

We will use all the proceeds mainly for the purpose of marketing, our marketing strategy is to start from approaching suppliers of e-liquid to show them the advantages of using the platform of our website and we will use social websites to approach the customers.

We are seeking to raise a minimum of $10,000 and up to $107,000 in this offering through Regulation Crowdfunding.If we manage to raise our overallotment amount of $107,000, we believe the amount will last us 6-12 months and plan to use the net proceeds of approximately $100,580 over the course of that time as follows: to support our various marketing initiatives which includes, but is not limited to: (i) online digital marketing; (ii) influencer marketing; (iii) street teams; (iv) PR; and (v) strategic marketing partnerships and/or joint ventures.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website www.eLYQD.com in the section labeled "Annual Report". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GlobaLiquids Inc. DBA eLYQD.com

[See attached]

GlobaLiquids Inc.
Balance Sheet (Unaudited)
As at November 20, 2017

	November 20, 2017
	US$
ASSETS	
NON CURRENT ASSETS	
Office equipment	1,000
Website	1,900
	2,900
CURRENT ASSETS	
Cash and cash equivalents	137
TOTAL ASSETS	**3,037**
LIABILITIES AND STOCKHOLDER'S EQUITY	
NON CURRENT LIABILITIES	
Loan from Director	13,712
STOCKHOLDER'S EQUITY	
Common stock	300
(2,000,000 shares authorized, 200,000 shares of $0.0015 each issued)	
Retained earnings	(10,975)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**3,037**

GlobaLiquids Inc.
Income Statement (Unaudited)
For the period ended November 20, 2017 (since inception)

	November 20, 2017
	US$
Revenues	-
Expenses	
Research and development	(4,500)
Hosting/SSL/Cloud Server	(2,250)
General and administrative	(4,225)
Net loss	**(10,975)**

GlobaLiquids Inc.
Statement of Stockholders' Equity (Unaudited)
For the period ended November 20, 2017 (since inception)

Amounts in US$

	Common Stock		Retained earnings	Total
	Shares	Amount		
Shares issued	200,000	300	-	300
Net loss	-	-	(10,975)	(10,975)
Balance as at November 20, 2017	**200,000**	**300**	**(10,975)**	**(10,675)**

GlobaLiquids Inc.
Statement of Cash Flows (Unaudited)
For the period ended November 20, 2017 (since inception)

	November 20, 2017 US$
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	(10,975)
Net cash outflows from operating activities	**(10,975)**
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(2,900)
Net cash outflows from investing activities	**(2,900)**
CASH FLOWS FROM FINANCING ACTIVITIES	
Shares issued	300
Loan from Director	13,712
Net cash inflows from financing activities	**14,012**
Net increase in cash and cash equivalents	137
Cash and cash equivalents at the beginning of the period	-
Cash and cash equivalents at the end of the period	**137**

GlobaLiquids Inc.
Notes to the Financial Statements (Unaudited)
For the period ended November 20, 2017 (since inception)

1 NATURE OF OPERATIONS

GlobaLiquids Inc. dba eLYQD.com ("Company") was incorporated on March 27, 2017 ("Inception") in the State of Illinois. The Company's headquarters are located in Bolingbrook, Illinois. The Company is developing a website based marketplace for e-liquid industries.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly/indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of November 20, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company is pre-revenue. It expects to recognize revenue from transaction fees after the website is launched.

3 DEBT

Please see Note 6 for more detail on a Related Party Advance.

4 COMMITMENTS AND CONTINGENCIES

The Company is currently not involved with or knows of any pending or threatened litigation against the Company or any of its officers.

5 STOCKHOLDER'S EQUITY

Common Stock

We have authorized the issuance of 2,000,000 shares of our common stock. The Company as of November 20, 2017, has issued 200,000 shares of common stock and 1,800,000 are outstanding.

6 RELATED PARTY TRANSACTIONS

Founder Tabyna A. Khan provided a Loan Advance to the Company on April 3, 2017, in the amount of $ 13,712 at zero percent interest until such time Company could reimburse Miss Tabyna Khan.

I, Tabyna A. Khan, the Director/Cheif Excutive Officer/President of GLOBALIQUIDS INC., hereby certify that the financial statements of GLOBALIQUIDS INC. and notes thereto for the periods ending March 27, 2017 and November 20,2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

GLOBALIQUIDS INC. was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the November 21, 2017.

(Signature)

Director/CEO/President
(Title)

November 21, 2017
(Date)

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments | Edit My Campaign | Secondary BETA | Ryan M D.

eLYQD is pending **StartEngine Approval.**

PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

eLYQD

Direct to Consumer e-Liquid Marketplace

Small OPO · Bolingbrook, IL · E-Commerce
Accepting International Investment

Overview | Team | Terms | Updates | Comments


„HOUSTON, WE HAVE A PROBLEM."
eLYQD

Vaporizing the Gap...



One drop at a time!

Invest in eLYQD

$1/share of Common Stock | **Minimum $100** | When you invest you are betting the company's future value will exceed $307,000.

Perks*:

$500 - Receive 5% off on products up to $2000 in e-liquid orders.
$1,000 - Receive 10% off on products up to $2000 in e-liquid orders.
$2,500 - Receive 15% off on products up to $2000 in e-liquid orders.
$5,000 - Receive 20% off on products up to $2000 in e-liquid orders.
$10,000 - Receive 25% off on products up to $2000 in e-liquid orders.
(Online discounts are a one-time offer and are valid thru December 2018)
*All perks occur after the offering is completed

This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

For details on the bonus, please see the ***Offering Summary*** *below.*

Going Digital, Going Direct!
Our mission is to redefine the e-liquid industry by building a more direct approach to brand loyalty, competitive pricing, higher revenue and stronger customer satisfaction.

eLYQD is a global direct to consumer platform. In our marketplace, consumers and manufacturers around the world connect online to buy and sell e-liquids. We also offer a complete range of seller tools and services that help brands start, manage and scale their businesses.





eLYQD, with its new digital tools and data analytics, is enabling brands to directly engage with customers and improve the shopper experience. Bringing together the entire e-liquid industry on a single platform will open new challenges for brands to qualify and quantify the experience they deliver to the end consumer.

As consumers have moved online, wholesale and retail businesses have followed suit. At first, it was a simple way to profit more from each sale while increasing volume. Today, industries recognize direct-to-consumer e-commerce as a path toward competitive advantage and growth, but most have not yet found a truly valuable platform.

Price perspective is key. We work with brands to help them launch and grow their product lines through pricing, marketing, and customer service. We empower brands to open new channels and broaden their customer reach, thus creating increased revenue streams, larger profits, and better overall financial performance.

This is just the beginning. Your investment will allow us to ramp up our efforts to implement a global marketplace for e-liquids by eliminating the chaos of age-old retailization.


OPEN



We are committed to using the power of e-commerce to strengthen vaping communities around the world and empower them with a personalized one-on-one, safe and risk-free environment.

Help us disrupt and revolutionize the way of buying directly the e-liquid you love at the price you want!

We invite you to be a part of this endeavor - to own a piece of the future in a revolutionary online marketplace. It's an exciting opportunity for everyone at this stage, and we hope you'll come along for the ride!

Tabyna Khan
Co-Founder, President, Director, CEO - eLYQD

You can fail by yourself, but you cannot succeed alone!

What We Have Accomplished So Far

Our friends have been vaping for years and we decided to find out what all the hype was. The advantages of vapes, when compared to regular cigarettes, opened our eyes to the world of e-liquids. Without all the tar, smoke and unpleasant smell of cigarettes with a multitude of flavor options, vaping only has one real downside; the price. Retail prices are significantly higher and local stores usually do not carry most people's preferred brand or flavor. After hearing these complaints, we did an in-depth research on the e-liquid industry, from sourcing of raw materials, production, packaging to wholesaling and retailing.

And we thought "We can do better"

We launched eLYQD in March 2017 to make e-liquid products more accessible and affordable. To accomplish this we needed a marketplace where the manufacturers could offer their brands directly to the end users. Over a period of six months, we have created an e-commerce platform that is geared to do business directly with the consumers. Direct-to-Consumer fulfillment capability is a compelling opportunity, especially for this market.

To support our growth objectives, we intend to aggressively invest in developing additional product features and marketing initiatives, and we require additional capital to do that. We are excited about the future of our company and we hope you'll join our investor team to help us grow eLYQD.

Why should you believe we're different

eLYQD's Direct to Consumer business model for the e-liquid industry is to empower the community of vapers worldwide by making the brands easily available at a very affordable price.

Consumer's Benefits



1. Shoppers love it when brands interact directly with them.
It's like the difference between reading a book and meeting the author. Once there is a personal connection, they are much more likely to buy more product and to encourage others to do the same.
2. Buying direct relieves the anxiety about being swindled by a knock-off distributor.
The buyer can be sure their money will go to the purchase of authentic e-liquid brand made directly by the manufacturer.
3. Brands carry every product; retailers typically do not.
This is especially important to customers already impressed with the brand. They already loved one of the products, now they'd love to find out what else is on offer. Where better to get a look at the entire line than via the brand website.
4. Brands carry every flavor, size, and style.
Retailers stock the most popular sizes and flavors. By purchasing directly from the brand, they can shop the entire selection.
5. Direct-to-consumer shoppers get direct access to the most accurate information and support.
Shopping on the manufacturer's website or brand location gives them access to people who work only with that brand and know it inside out. Information gleaned directly from the company site or company customer service is more likely to be accurate and complete.

Manufacturer's Benefits



1. It allows brands to retain control of the product image.
By selling products from eLYQD's marketplace, brands do not risk image dilution from third parties who do not have as much reason to sell their goods.
2. It gives brands maximum relationship-building potential.
When brands sell direct, they will have direct access to the consumer. Providing this level of user experience makes it far easier to become the brand that their customers know and trust, bringing them back to the manufacturer's products time and time again.
3. It makes customers happy.
Where poorly trained retail staff or inefficient business systems may have held a brand back in the past, for years consumers asked for the ability to buy direct. When brands give them that option, they are giving them what they want.
4. It means brands do not have all their products in one basket.
By expanding sales to consumers directly, the base broadens. Brands no longer have to rely on retailers to transact sales. brands can make their own sales.
5. It opens up a mailing list gold mine.
When customers buy direct, brands know who they are, where they live, and how to contact them. Never before has there been more opportunity for brands to build ongoing relationships with consumers.



6. Brands are more likely to stock what you need.

Spending time searching for just the right product can turn frustrating when they get to check-out and discover the item is not in stock – or worse yet, they place the order and then get notified of a shipping delay. Their chances of getting what they need when they want it is typically better when they go straight to the source.

7. Replacement brands are easier to find on the brand site.

When the retailer stops selling the particular brand they bought, it may be difficult to find similar flavored brands. The manufacturer will typically stock inventory longer than any other outlet.

8. Promotions and discounts are easier to search and find.

By shopping with the manufacturer, they are more likely to find giveaways or promotional codes. This gives customers more chances to explore new flavors and product options at a discount.

9. Direct to Consumer returns and service issues are better handled.

When they complain to a retailer about a purchase, they may return their money and take the product back. When they buy the brand there is more incentive to keep them coming back for more by not only settling the financial claim but also getting to the root of the customer service issue.

10. Bundle consumer sentiment together and the general consensus is that the brand is more likely to "do the right thing."

Consumers feel more comfortable dealing directly with brands because there is no wiggle room.


MAX
SALES

6. Increasing the sales.

A direct channel to their customers means a new way to reach them and increase opportunities for increasing their volume.

7. Gain control over the pricing.

Our marketplace puts the power over price back in the manufacturer's hands. The retail markup that was once being made on their products can now be theirs to keep. manufacturers will be able to manage their own promotional power to drive up incentives, customer acquisition, and brand loyalty.

8. Strengthening the brand.

Consumers are looking much deeper into who a brand is and what they have to offer. Today's buyer wants the brand they are buying from to offer the complete package. Not only a high-quality product but an exceptional user experience from start to finish.

9. Develop a closer relationship with consumers

Our platform grants a brand the ability to track information-rich consumer data at a level that allows manufacturers to provide a personalized, one-on-one shopping experience that fits their customers buying journey.

10. Free Shipments for all US orders.

All orders that are processed through eLYQD will be shipped to the consumers free of cost within the United States. Brands will receive USPS shipping labels on our account to process the shipment for free. No shipping costs will directly increase the revenue.

What Makes Our Marketplace Different?


DIRECT APPROACH
Putting control in the hands of the manufacturer
enabling them to look at their customer engagement journey through a new lens.

Developing new products

One of the greatest benefits manufacturers will receive as they move into eLYQD is the wealth of consumer information they receive. That information comes along with a need to meet their customers with what they have come to expect from top brands. Their customers will be looking for a new level of uniquely curated and localized offerings.

Merchandising

eLYQD also comes along with a set of inventory merchandising resources. We will: organize their inventory planning and markdown optimization; Guide how it will affect their inventory replenishing procedures; Integrate and put into place their systems to easily handle the execution of all transactions seamlessly.

Fulfillment

Where traditional wholesale order may have been massive and less frequent, direct-to-consumer business means adjusting to a much higher frequency and a fraction of the quantity. eLYQD has an order processing system in place to handle new fulfillment procedures and advanced shipping options for worldwide shipping are readily available.

User experience

The biggest leap the brand will take when moving from wholesale to eLYQD is in creating an engaging customer experience. To engage their customers, they will need to offer a highly individualized and unique experience that encourages buyers to purchase directly from them rather than retail stores that carry their brand.

Changing Trends of Brand Businesses



Then
Make or source product
Spend on marketing and advertising to build the brand
Find retail partner to distribute, merchandise, price, and sell your goods
Share the gross margin with the retailer
Now
Make or source product
Build brand using social media and other digital tools
Invest in digital platforms (i.e., mobile, ecommerce)
Sell directly to consumers using a digital platform
Maintain control over the distribution, merchandising, pricing, and selling of your goods
Retain 100% of the gross margin


CUSTOMER
MANUFACTURER
4
TRACKING INFO
1
eLYQD.com
2
3

eLYQD's Business Advantage

eLYQD Business Advantage is tailored to the manufacturers business goals. It consists of gaining the attention of their ideal buyer in the spaces they frequent, converting visitors into leads, tracking the performance of monthly campaigns, converting subscribers into buyers, and delighting buyers into promoting their brand.

We harness the power of social media, advertising, blogging, SEO, website content management, email marketing, marketing automation, reporting, and analytics in our business advantage strategy. We constantly analyze what is effective to continuously improve brand strategy and get more for their manufacturing dollars.

eLYQD's dedicated digital marketing team are more than your typical account managers. Our team is with the brand throughout the process, driving business growth and delivering greater performance. We will bring the manufacturers annual outlook and tactical plans together into integrated campaigns with weekly summaries, monthly performance reports, and quarterly reviews.

Say goodbye to unpredictable and inconsistent sales and say and hello to eLYQD's Business Advantage.

Elements of Our Business Advantage

Attack

Get Immediate Impact and Accelerated Return on Investment

eLyqd developed an actionable strategy that allows brands to get the attention of their ideal buyers, persuades them to take action, and delivers them quality leads so it is easier for the manufacturer to the make a sale.



Google Ads



Social Ads



Target Ideal Buyers

Attract

Create Useful and Informative Content to Attract the Target Market

As an eLYQD Business Advantage partner, is based on creating content for their target buyer segment that pulls them toward our website where they can learn more about the benefits of what brands sell on their own accord. We will attract people that will potentially become quality leads by creating content that is valuable and easy for them to find based on their buyer persona.



Key Wording



Search Engine Optimization



Blogging



On Page Optimization



Social Media Promotion



Monitoring

Capture

Convert Website Visitors into Sales

eLYQD developed an actionable strategy that allows brands to get the attention of their ideal client, persuades them to take action, and delivers the quality leads so it's easier for the manufacturers to the make a sale.



Content Development



Email Marketing



Strategic Landing Pages



Contact Management

Track

Track Business Growth with a Complete Performance and Metric-Driven View of Activities and Interactions with the Brand

Analyze the success of the marketing campaigns and determine which areas need further optimization or personalization for future success. Know which marketing efforts are performing best and whether the brand is focused on the most qualified leads.



Web Analytics



KPIs



Click Tracking

Nurture

Building Relationships to Create Proponents of the Brand and Ongoing Sales

Using context and personalization to deliver tailored messages, engage with and up-sell the current customer base and convert them into enthusiastic promoters of the brands.



Blogging



Email Marketing

Significant Market Findings

The "Electronic Nicotine Delivery Systems (ENDS): An update on a rapidly evolving vapor market."

1. The market has more than doubled in size since 2013

The number of consumers using ENDS grew from an estimated 2.8 million in 2013 to 6.1million in 2016, an increase of 120%. Total usage is highest in the UK and France, where it is estimated at 4.2% and 3.1% of the adult population respectively.

2. 'Regular' usage of ENDS is rising

Over 40% of consumers consider their use as 'regular' rather than occasional. This figure has remained roughly constant since 2013 despite a rapidly growing market. South Korea (63%), the UK (52%) and France (49%) are markets with the most regular consumers.

3. Sole-use of ENDS rises as smokers switch

The proportion of consumers using both traditional tobacco products and ENDS (so-called, 'dual-users') fell from 64% in 2013 to 43% in 2016. The 'ex-smoker' represents a growing proportion of consumers, nearly half (44%), which is a sharp increase from 29% in 2015.


E-CIGARETTE PROFITS COULD SURPASS THOSE OF
COMBUSTIBLE CIGARETTES WITHIN 10 YEARS
OPERATING PROFIT POOL (IN $ BILLIONS)
0
2
4
6
8
10
12
14
16
18
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
E-CIGARETTES
COMBUSTIBLE CIGARETTES
Source: Company data and Wells Fargo Securities LLC estimates. Data for 2011–2013 are actual. Data for 2014–2023 are estimated.


Global e-cigarettes market revenue, by product, 2014–2024 (USD Billion)
2.76
4.55
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Modular
Disposable
Rechargable

4. ENDS most popular with the over 30s

The largest proportion of consumers (38%) are in the 30 – 44 age range, with another 37% between 45 – 64. The proportion of consumers who are between 18 – 29 varies between 19% in Italy and 33% in Russia.

5. The appeal of ENDS is evenly spread across men and women

The appeal of the new sector is broadly balanced between men and women. Their usage is similar, with 53% of consumers being men and 47% women. The prevalence of smoking as opposed to vaping among men is often greater than women.

6. Modular devices preferred choice for over two-thirds of consumers

In many markets, 'modular' devices which allow for greater customization, have overtaken rechargeable models as the most commonly used type of device. Modulars are chosen by two-thirds (68%) of all consumers up from 55% in 2013. The research findings also highlight that a large number of consumers currently use more than one type of device.

7. Consumers opting for non-tobacco flavored e-liquids

Evolving consumer taste is driving diversity in e-liquid flavors. Tobacco, botanical and fruit flavors are the most popular. Three-quarters of consumers opt for non-tobacco flavored e-liquids such as fruits (23%) and botanicals (21%).



E-LIQUID CONSUMPTION PER DAY
200 RESPONDENTS
0.0 ml - 0.5 ml
3%
0.6 ml - 1.0 ml
6%
1.1 ml - 2.5 ml
12%
2.6 ml - 4.0 ml
19%
4.1 ml - 5.5 ml
19%
5.6 ml or more
41%
ecigclopedia.com



Global E-cigarette & Vaporizer Market Share (%) - By Region - 2016
North America
Europe
Asia Pacific
Latin America
Middle East & Africa
Source: Research Nester

8. Specialist 'vape' stores are the preferred channel for purchase

In 2016, 75% of consumers purchased their modular device at a retail store with the most common being specialist 'vape' stores. Retail stores were also the main purchase channel for rechargeable and disposable products. Online purchasing is slightly more common for users of modular devices.

9. The biggest driver: ENDS are perceived to be 'safer'

The primary motivation for the consumer is a perception that ENDS offer 'a safer alternative to cigarettes'. It is closely followed by a similar motivation that ENDS enable smokers to reduce their 'consumption of tobacco'. This is alongside the fact that ENDS have no unpleasant smell compared to cigarettes.

10. The biggest barrier: ENDS are perceived to be 'harmful'

One of the most commonly cited barriers to take-up is a view that ENDS 'might be harmful' to the health of the user. This was cited by 32% of people (smokers and non-smokers) who had not tried or did not intend to use these products.

---

e-Liquid 101



What is E-JUICE / VAPE JUICE?
E-juice or vape juice is the fluid used in vaporizers to create vapor.
E-juice or vape juice comes in a variety of flavors and nicotine levels. Including zero nicotine options.
E-juice or vape juice is made of propylene glycol (PG) or vegetable glycerin (VG), food flavoring, water and comes with or without nicotine.
The food grade flavoring is the same as flavorings used in products like ketchup, ice cream and salad dressings.
Propylene glycol (PG) and vegetable glycerin (VG) are used to help distribute the flavor and nicotine throughout the liquid.
E-juice and vape juice is primarily...
90% PG or VG
10% food grade flavorings and or nicotine



Propylene Glycol VS Vegetable Glycerin
Popularity
Viscosity
Gunk Build Up
Allergy Risk
Flavor Intensity
Throat Hit
Vapor Density
Vapor Temp.
PG
VG
Wick Material Absorption Time
FAST
SLOW
Wick Material Absorption Time


TIMELINE
of Vapor Cigarettes
No production of the devices. Smoking was still popular amongst the population so there was no room for an alternative.
1964-1999
Chinese Hon Lik registered a patent for the modern vapor e-cigarette design.
2003
British entrepreneurs Umer and Tariq Sheikh invented the cartomizer.
2007
1963
American Herbert A. Gilbert patented "a smokeless non-tobacco vapor cigarette
2000
The population begins it's lifestyle habits. Healthy lifestyles became popular so smokers started looking for a healthier alternative.
2005-2006
Vapor Cigarettes enter the International Market
2014
The word "vape" is added to the Oxford Dictionary and was named the word of the year


BENEFITS
of Vapor Cigarettes
No stink.
No smoke means no bad smell.
Save Money.
No Tar.
No carbon monoxide.
No second hand smoke.
De-Toxify your body.

Financial Snapshots


eLYQD
Market Size
3
Billion +
1
Billion +
10
Million +
E-Liquid Sales (Global)
Total Available Market
Source: prnewswire.com
E-Liquid Sales (USA)
Serviceable Available Market
Source: pr-inside.com
E-Liquid Sales (eLYQD)
Total Share of Market
1% of available market


eLYQD
Business Model
We take a 20% commission on each transaction
$10
$10M
$2M
Average fee
$50 per sale
Sales - eLYQD
1% of available market
Revenue
Projected by 2018


eLYQD
Financial
We are looking for 12 months financing to reach approximately 200,000 transactions
$100K
10M
$2M
Seed Capital
initial investment opportunity
Orders via eLYQD
average $50/order
Revenue
Approximately in 12 months


KEEP CALM
AND
VAPE ON



A multi-vendor marketplace



The making of the eLYQD website.

Presenting eLYQD.com -

Proposed Offshore

exclusively for e-liquids.

Bringing some serious change in the e-liquids industry through our Direct to Consumer marketplace.

After countless hours of sleepless nights, black coffee and cold pizza slices... We were able to put together a marketplace that is going to revolutionize the e-liquid industry.

Beta of course!

It doesn't stop here, we're going to keep building our marketplace business, and we're going to do so with confidence.

Company Base

Full-fledged backend operations running in-house from development to support all under one roof.

January 2017 — **March 2017** — **April 2017** — **June 2017** — **August 2017** — **December 2017** — **March 2018** — **June 2018**

March 2017

GlobaLiquids

Going legally forward.

We gave our idea a name, GlobaLiquids Inc. Began the project, put together a focused team, brain-storming all faucets of buying and selling, the fundamentals needed and the end user experience.

June 2017


WORK IN PROGRESS

Multi-vendor payment gateway

Our biggest obstacle - After exploring the best solution for online payments, we finally integrated a system that surpasses all expectations.

December 2017

eLYQD.com launches on StartEngine!

After testing the viability of the website, the process, the business model and market, we are launching our equity crowdfunding campaign to become a reality.

June 2018

Proposed International Exposure

We will establish partnerships with worldwide manufacturers of e-liquids.

Meet the Founders



Tabyna Khan

Co-Founder, President, Director, CEO

After being introduced to vaping during her second year of college, Tabyna found herself and her friends having trouble finding the brands they knew and loved at their local vape shop. Having to deal with out of stock products and unnecessary markups, she quickly realized that the system was not in favor of her or the manufacturers. Tabyna didn't see this as a minor inconvenience but an opportunity to better help the stars of the show, the manufacturers. This led to the inception of Globaliquids with the help of her co-founder, Adnan Khan. It is her vision that Globaliquids will not only help millions of manufacturers take back control of the vaping industry but allow manufacturers to utilize eLYQD as the perfect platform to create better relationships directly with their customer bases. Tabyna has served as CEO at Globaliquids since 2016. Prior to joining Globaliquids, she held positions at CDW, Flexara and Seko Logistics.



Adnan Khan

Co-Founder

A former manager at US Bank, with 10 years experience in the banking industry. Adnan's management experience and business expertise in running companies for over 30 years and serving the GlobaLiquids vision of a professionally structured company that looks to establish itself as a major player in the e-liquid industry. Adnan has managed GlobaLeases Inc. and spearheaded its car leasing business within the ride-sharing industry. He is an expert in developing new concepts for generating revenues. Adnan is the co-founder of GloabLiquids and is committed to exceeding the company's potential.

And the Rest of the Team



Tarun Soni

Lead Developer

Tarun currently serves as a senior developer at GlobaLiquids, since its inception in March 2017. He is an experienced software developer and an entrepreneur with over 6 years of experience in the software industry. He is responsible for managing and developing databases on the core platform, setting up and maintaining the development of the website infrastructure. Tarun has also worked for many years as an independent contractor and is seasoned in PHP, JavaScript, HTML5, and many other programming languages.



Talha Abdal Khan

Accountant

Talha assists in formulating the company's future direction, developing financial strategies, managing the capital request and budgeting process and developing performance measures that support the company's strategic outlook. Additionally, Talha participates in key decisions as a member of the management team. Started May 2016.



Naeem Najmi

Web Designer

Naeem has been with GlobaLiquids since its inception in March 2017. He has more than 15 years of experience in multinational companies in Pakistan. He is an expert in web & graphic, print media, and mobile application designing and development. Naeem's expertise is in advanced platforms that include HTML, Flash, Adobe Photoshop, Illustrator and Coral Draw.

Offering Summary

Maximum 107,000 shares of common stock ($107,000)

Maximum subject to adjustment for bonus shares. See **24-Hour Bonus below*

Minimum 10,000 shares of common stock ($10,000)

Company	GlobaLiquids Inc. DBA eLYQD.com
Corporate Address	437 Bloomfield Drive Bolingbrook IL 60440 USA
Description of Business	Online E-Commerce Market Platform
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1
Minimum Investment Amount (per investor)	$100

The 10% Bonus for StartEngine Shareholders

GlobaLiquids Inc. DBA eLYQD.com will offer 10% additional bonus shares for all investments that are committed by existing StartEngine Crowdfunding Inc. shareholders within 24 hours of the offering going live.

StartEngine shareholders will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any shares you purchase. For example, if you buy 300 shares of Common Stock at $1.00 / share, you will receive 30 Common Stock bonus shares, meaning you'll own 330 shares for $300.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned subscription agreement.

Perks

(*Online discounts are a one-time offer and are valid thru December 2018*)

Invest $500 and you will receive 5% online discount of up to $2,000 in future eliquid orders.

Invest $1,000 and you will receive 10% online discount of up to $2,000 in future eliquid orders.

Invest $2,500 and you will receive 15% online discount of up to $2,000 in future eliquid orders.

Invest $5,000 and you will receive 20% online discount of up to $2,000 in future eliquid orders.

Invest $10,000 and you will receive 25% online discount of up to $2,000 in future eliquid orders.

**All perks occur after the offering is completed.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow eLYQD to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post

VIDEO TRANSCRIPT (Exhibit D)

Retail store doesn't have the brand, flavor or size
of the e-liquid you want?

We didn't just see a problem
We felt it firsthand
We've stood where you stand
and felt the same pain

A store to buy any e-liquid at any time that you desire
just wasn't out there

So what did we do?
We built it!

We've researched and interacted with countless vaping channels
From manufacturers, wholesalers, retailers to consumers
to learn their best and worst experiences.

We analyzed what the Amazon's and
eBay's of the world were doing.

Then we created an even better platform where
the customers can buy instantly from the manufacturers
offering lower prices, more choices, satisfaction, and profitability
by engaging directly with your needs.

We figured out how to not just build a great marketplace
but to empower customers to take back their market share

Six Reasons Brands Consider eLYQD.com
No wholesale and retail partners
Broader product assortments
Improved customer experiences
Market in new geographies
More sales
Better margins

And we'll keep innovating to make sure you vape away.
Each and every single day.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.